                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
           OF THE SECURITIES EXCHANGE ACT OF 1934 AND 13e-3 THEREUNDER

                              ECOMETRY CORPORATION
                              (Name of the Issuer)

                              ECOMETRY CORPORATION
                                 SG MERGER CORP.
                                WILBURN W. SMITH
                                ALLAN J. GARDNER
                       (Name of Persons Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   27900H 10 6
                      (CUSIP Number of Class of Securities)

                                ----------------

                               Martin K. Weinbaum
         Vice President - Finance, Chief Financial Officer and Treasurer
                              Ecometry Corporation
                           1615 South Congress Avenue
                        Delray Beach, Florida 33445-6368

                            Telephone: (561) 265-2700
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications on
                     Behalf of the Persons Filing Statement)

                                ----------------

                                   Copies to:
         Bruce I. March, Esq.                         George Lloyd, Esq.
  Akerman, Senterfitt & Eidson, P.A.           Testa, Hurwitz & Thibeault, LLP
          Las Olas Centre II                         Oliver Street Tower
350 East Las Olas Boulevard, Suite 1600                125 High Street
    Fort Lauderdale, Florida 33301                     Boston, Ma 02110
       Telephone: (954) 463-2700                  Telephone: (617) 248-7000
       Facsimile: (954) 463-2224                  Facsimile: (617) 248-7100

This statement is filed in connection with (check the appropriate box):

         (a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         (b) [ ] The filing of a registration statement under the Securities Act of 1933.

         (c)  [ ] A tender offer.

         (d)  [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE

================================================================================

Transaction Valuation  $21,953,686.23*    Amount of Filing Fee: $4,390.74**

================================================================================

* For purposes of calculating the fee only. The amount assumes the conversion of 8,097,438 shares of Common Stock of Ecometry Corporation, in the proposed merger, at $2.70 per share, and options to purchase 464,139 shares of Common Stock with an average exercise price of $2.505 per share.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares to be converted in the merger.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,390.74                           Filing Party:    Ecometry Corporation
Form or Registration No.:  Preliminary proxy statement      Date Filed:      November 15, 2001

                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3" or the "Statement") relates to a Merger Agreement, dated as of October 25, 2001 (as amended from time to time, the "Merger Agreement"), among Ecometry Corporation, a Florida corporation ("Ecometry" or the "Company"), SG Merger Corp., a Florida corporation ("SG Merger"), and, with respect to Section 5.2(c) thereof only, Wilburn W. Smith and Allan J. Gardner, pursuant to which SG Merger will merge with and into Ecometry (the "Merger"). A copy of the Merger Agreement is filed as Annex A to the Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") filed by Ecometry with the Securities and Exchange Commission (the "Commission") on the date hereof. This Schedule 13E-3 is being filed by Ecometry, SG Merger and Wilburn W. Smith and Allan J. Gardner, the sole shareholders, directors and officers of SG Merger, who are also shareholders, officers and directors of Ecometry.

         The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13E-3 and show the locations in the Proxy Statement (including all annexes and appendices thereto) of the information required to be included in response to the items of this
Schedule 13E-3. The information set forth in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Proxy Statement and the exhibits thereto.

ITEM 1.  SUMMARY TERM SHEET.

         REGULATION M-A
         ITEM 1001

         The information set forth in the sections entitled "Questions and Answers About the Merger" and "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         REGULATION M-A
         ITEM 1002

         (a) Ecometry is the issuer of the securities subject to this Schedule 13E-3. The information set forth in the section entitled "Summary Term Sheet" is incorporated herein by reference.

         (b)-(f) The information set forth in the section entitled "Certain Information Concerning our Company - Price Range of Shares; Dividends; and Stock Repurchases" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

         REGULATION M-A
         ITEM 1003

         (a) This Statement is being filed by Ecometry, SG Merger and Wilburn W. Smith and Allan J. Gardner, the sole stockholders, directors and officers of SG Merger. The other directors of Ecometry are James J. Felcyn, Jr., Robert C. Kneip and Francis H. Zenie. The other executive officers of Ecometry are Martin
K. Weinbaum, John Marrah and Joy Crenshaw. All can be reached at Ecometry's address.

         (b) The information set forth in the section entitled "Summary Term Sheet" is incorporated herein by reference. Neither Ecometry nor SG Merger, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order finding any violation of federal or state securities laws or enjoining further violations of, or prohibiting activities subject to, any such law. Both Ecometry and SG Merger are incorporated under Florida law.

         (c) The biographical information regarding Wilburn W. Smith and Allan
J. Gardner and each other executive officer and director of Ecometry is set forth below:

         ALLAN J. GARDNER, age 55, a co-founder of Ecometry, has served in a variety of capacities during his tenure with Ecometry. From April 1999 to the present, Mr. Gardner has served as Chief Technology Officer. In addition, from December 1988 until the present, Mr. Gardner has served as a director of Ecometry, serving as Co-Chairman of the Board from May 1996 to February 2000. From December 1988 to April 1996, Mr. Gardner served as Vice President and Secretary. From January 1997 to April 1999, Mr. Gardner served as Executive Vice President -- Advanced Technologies. During his tenure with Ecometry, Mr. Gardner has also been the chief architect of Ecometry's software products. From 1980 to 1988, Mr. Gardner was President of BSA Incorporated ("BSA"), a catalog management software company. BSA was acquired by Acxiom Corp. in 1986. Mr. Gardner served on Acxiom's Board of Directors from 1986 to 1988. Since 1966, Mr. Gardner has worked in the data processing industry, and since 1980 exclusively in the direct marketing segment of the non-store marketing industry.

         WILBURN W. SMITH, age 61, a co-founder of Ecometry, has served in a variety of capacities during his tenure with Ecometry. From November 1996 to the present, Mr. Smith has served as Executive Vice President -- Sales. From December 1988 to the present, he has served as a director of Ecometry, serving as Co-Chairman of the Board from May 1996 to February 2000 and as Chairman of the Board since March 2001. From December 1988 to April 1996, Mr. Smith served as President and Treasurer of Ecometry. Since his tenure with Bell Labs, now known as Lucent Technologies, in the early 1960s, Mr. Smith has worked exclusively in the direct marketing industry. Prior to his tenure with Ecometry, Mr. Smith was a founder of Brooks Smith Associates, the predecessor company of BSA, and owned and managed several other direct marketing companies.

         FRANCIS H. ZENIE, age 67, became a director of Ecometry in December 1998. From 1981 to September 1996, Mr. Zenie served as President, Chief Executive Officer and a director of Zymark Corporation, a provider of laboratory automation solutions. Mr. Zenie presently serves as a director of a number of privately held companies, including CogniToy LLC, Process Packaging & Control, Inc., Sensors for Medicine and Science, Inc., Cohesive Technologies, Inc., VelQuest Corporation and Experion Systems, Inc.

         JAMES J. FELCYN, JR., age 58, became a director of Ecometry in February 1999. From July 1994 to January 2000, Mr. Felcyn served as the Vice President -- Finance and Administration, Chief Financial Officer and Treasurer of Citrix Systems, Inc., a publicly-traded software company. Mr. Felcyn is a Certified Public Accountant and also serves on the Board of Directors of Optio Software, Inc. which is traded on Nasdaq. Mr. Felcyn also served as a director of a number of privately held companies, including Emergin, Inc., Lifefiles.com, Inc., Silverback Technology, Inc. and DataCore Software Corporation.

         ROBERT C. KNEIP, age 53, became a director of Ecometry in May 2000. Dr. Kneip has served as President and Chief Executive Officer of Wackenhut Resources, Inc. since October 1996. From April 1988 until January 2000, Dr. Kneip served as the Senior Vice President, Corporate Planning and Development of The Wackenhut Corporation. Since he joined The Wackenhut Corporation in 1982, Dr. Kneip has held various positions in The Wackenhut Corporation, including Director, Power Generating Services; Director, Contracts Management; Vice President, Contracts Management; and Vice President, Planning and Development. Dr. Kneip started flexible staffing services by establishing OASIS Outsourcing, Inc., a majority-owned subsidiary of The Wackenhut Corporation in 1996 and continues to be a major force in The Wackenhut Corporation's development of the staffing services business. Prior to joining The Wackenhut Corporation, Dr. Kneip was employed by the Atomic Energy Commission, the Nuclear Regulatory Commission and Dravo Utility Constructors, Inc. He received a B.A. (Honors) from the University of Iowa, and an M.A. and Ph.D. from Tulane University.

            JOHN MARRAH, age 39, has served as the President of Ecometry since July 2000 and as Chief Operating Officer since November 1999. Since September 2000, Mr. Marrah has served as a director of NewHaven Software Corporation, a wholly-owned subsidiary of Ecometry. From November 1997 until November 1999, Mr. Marrah served as the Senior Vice President of World Wide Sales and Services for Workgroup Technology Corporation. From January 1996 until November 1997, Mr. Marrah was Chief Operating Officer of XDB Systems, Inc., and from February 1994 until January 1996, Mr. Marrah served as Vice President of World Wide Sales of that company. Prior to 1995, Mr. Marrah served in various sales-related positions for a number of companies, including Information Dimensions, Inc., Oracle Corporation and Versant Object Technology.

            MARTIN K. WEINBAUM, age 40, has served as Ecometry's Vice President -- Finance and Chief Financial Officer since January 1997, and Ecometry's Secretary and Treasurer since May 1996. Since September 2000, Mr. Weinbaum has served as a director of NewHaven Software Corporation, a wholly owned subsidiary of Ecometry. Since October 1997, Mr. Weinbaum has served as a director of Ecometry's subsidiaries located in the United Kingdom and Australia. From October 1994 to March 1995, Mr. Weinbaum served as Controller of MediBar Medical Industries, a diagnostic medical services provider located in Boca Raton, Florida. From January 1994 to October 1994, Mr. Weinbaum served as the Chief Financial Officer of Interactive Technologies Company, a pet food wholesale company located in Fort Lauderdale, Florida. From November 1989 to December 1993, Mr. Weinbaum served as the Vice President -- Finance and Chief Financial Officer of Aspen Marine Group/Hawk Marine Power, a high performance engine and boat manufacturer with locations in Greenback, Tennessee and North Miami, Florida. From 1984 to 1988, Mr. Weinbaum, who is a Certified Public Accountant, engaged in public accounting with the firms of Levitsky & Berney, P.C. and Coopers & Lybrand.

            JOY CRENSHAW, age 40, has served as Ecometry's Vice President of Client Services since May 2000. From August 1997 to May 2000, Ms. Crenshaw served as the Director of Installations. From July 1995 through July 1997, Ms. Crenshaw served as the Manager of Product Control.

         Neither Wilburn W. Smith and Allan J. Gardner nor any executive officer or director of Ecometry has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order finding any violation of federal or state securities laws or enjoining further violations of, or prohibiting activities subject to, any such law. Wilburn W. Smith and Allan J. Gardner and each other executive officer or director of Ecometry are citizens of the U.S.A.

ITEM 4.  TERMS OF THE TRANSACTION.

         REGULATION M-A
         ITEM 1004

         (a) The information set forth in the cover page of the Proxy Statement and in the sections entitled "Questions and Answers about the Merger," "Special Factors," "The Merger Agreement" and "Material Federal Income Tax Consequences of the Merger" is incorporated herein by reference.

         (c) The information set forth in the sections entitled "Questions and Answers about the Merger," "Special Factors," "Certain Information Concerning our Company - Interests of Certain Persons in the Merger," "Certain Information Concerning our Company - Options held by Executive Officers, Directors and Affiliates" and "The Merger Agreement" is incorporated herein by reference.

         (d) The information set forth in the section entitled "The Special Meeting - Appraisal Rights" is incorporated herein by reference.

         (e) None.

         (f) Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AMENDMENTS.

         REGULATION M-A
         ITEM 1005

         (a)-(c) and (e) The information set forth in the sections entitled "Special Factors - Background of the Merger," "Certain Information Concerning our Company - Price Range of Shares, Dividends and Stock Repurchases," "Certain Information Concerning our Company - Interests of Certain Persons in the Merger" and "The Merger Agreement" is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         REGULATION M-A
         ITEM 1006

         (b)-(c) The information set forth in the sections entitled "Special Factors" and "The Merger Agreement" is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         REGULATION M-A
         ITEM 1013

         (a)-(d) The information set forth in the sections entitled "Special Factors" and "Material Federal Income Tax Consequences of the Merger" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         REGULATION M-A
         ITEM 1014

         (a)-(b) and (d)-(e) The information set forth in the sections entitled "Questions and Answers about the Merger" and "Special Factors" is incorporated herein by reference.

         (c) The information set forth in the sections entitled "The Special Meeting - Required Votes" and "The Merger Agreement" is incorporated herein by reference.

         (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         REGULATION M-A
         ITEM 1015

         (a)-(c) The information set forth in the sections entitled "Special Factors" and "Where You Can Find More Information" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         REGULATION M-A
         ITEM 1007

         (a) and (d) The information set forth in the section entitled "Merger Financing" is incorporated herein by reference.

         (b) Not applicable.

         (c) The information set forth in the section entitled "Estimated Fees and Expenses of Merger" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         REGULATION M-A
         ITEM 1008

         (a) The information set forth in the section entitled "Certain Beneficial Ownership of Shares" is incorporated herein by reference.

         (b) The information set forth in the section entitled "Certain Information Concerning our Company - Interests of Certain Persons in the Merger" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         REGULATION M-A
         ITEM 1012

         (d) and (e) The information set forth in the sections entitled "Special Factors" and "Certain Information Concerning our Company - Interests of Certain Persons in the Merger" is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

         REGULATION M-A
         ITEM 1010

         (a)(1) The financial statements set forth in Annex C to the Proxy Statement, Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2000, are incorporated herein by reference.

         (a)(2) The information set forth in Annex D to the Proxy Statement, Quarterly Report on Form 10-Q for the Period Ended September 30, 2001, is incorporated herein by reference.

         (b) Not applicable.

ITEM 14. PERSONS/ASSETS EMPLOYED, RETAINED COMPENSATED OR USED.

         REGULATION M-A
         ITEM 1009

         (a) and (b) The information set forth in the section entitled "The Special Meeting - Solicitation of Proxies" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

         REGULATION M-A
         ITEM 1011

         Additional information is set forth in the Preliminary Proxy Statement which is incorporated herein by reference in its entirety.

ITEM 16. EXHIBITS.

         REGULATION M-A
         ITEM 1016

         (a)(2)(A) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on November 15, 2001 and incorporated herein by reference.

         (a)(2)(B) Press Release issued by Ecometry Corporation on October 25, 2001.

         (b) Not applicable.

         (c)(1) Opinion of Adams, Harkness & Hill, Inc. (included as Annex B of the preliminary proxy statement filed herewith as Exhibit (a)(2)(A)).

         (c)(2) Materials presented by Raymond James & Associates, Inc. to the Board of Directors of Ecometry on July 25, 2001.

         (c)(3) Materials presented by Adams, Harkness & Hill, Inc. to the Special Committee of the Board of Directors of Ecometry on October 24, 2001.

         (d)(1) Agreement and Plan of Merger, dated as of October 25, 2001, between SG Merger, Ecometry and, with respect to Section 5.2(c) thereof only, Wilburn W. Smith and Allan J. Gardner (included as Annex A of the preliminary proxy statement filed herewith as Exhibit (a)(2)(A)).

         (d)(2) Letter Agreement dated November 8, 2001 between John Marrah and Ecometry.

         (d)(3) Letter Agreement dated November 8, 2001 between Martin Weinbaum and Ecometry.

         (e) - (h) Not applicable.

                                   SIGNATURES

         After due inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2001


                                       ECOMETRY CORPORATION

                                       By: /s/ John Marrah
                                           -------------------------------------
                                           Name:  John Marrah
                                           Title: President



                                       SG MERGER CORP.



                                       By: /s/ Wilburn W. Smith
                                           -------------------------------------
                                           Wilburn W. Smith
                                           President



                                           /s/ Wilburn W. Smith
                                           -------------------------------------
                                           Wilburn W. Smith
                                           Individually


                                           /s/ Allan J. Gardner
                                           -------------------------------------
                                           Allan J. Gardner
                                           Individually








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